File No. 70-7580

               SECURITIES AND EXCHANGE COMMISSION
                     Washington, D. C. 20549
                            Form U-1
            ________________________________________

                 POST-EFFECTIVE AMENDMENT NO. 9
                               to
                           APPLICATION
                              under
         THE PUBLIC UTILITY HOLDING COMPANY ACT OF 1935
             _______________________________________

                     Entergy Louisiana, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

       (Name of company filing this statement and address of principal executive offices)

            ________________________________________

                       Entergy Corporation
     (Name of top registered holding company parent of each
                     applicant or declarant)
            ________________________________________

                         C. John Wilder
                  Executive Vice President and
                     Chief Financial Officer
                     Entergy Louisiana, Inc.
                        639 Loyola Avenue
                  New Orleans, Louisiana 70113

             (Name and address of agent for service)
             ______________________________________
     The Commission is also requested to send copies of any communications in connection with this matter to:

       Denise C. Redmann, Esq.          William T. Baker, Jr., Esq.
       Entergy Services, Inc.           Daniel Guetta, Esq.
       639 Loyola Avenue                Thelen Reid & Priest LLP
       New Orleans, Louisiana 70113     40 West 57th Street
                                        New York, New York 10019

Item 1.   Description of Proposed Transactions.

           Item 1 of Post-Effective Amendment No. 8 in this File is hereby amended and restated to read as follows:

          Pursuant to Commission authorization in this file (HCAR Nos. 24810, 25246, 26460 and 27087, February 2, 1989, January 24,
1991, January 24, 1996 and October 15, 1999, respectively) (the "Existing Orders"), Entergy Louisiana, Inc. ("Entergy Louisiana") entered into a Fuel Lease, dated as of January 31, 1989 (the "Lease"), with River Fuel Company #2, Inc. ("River Fuel")<FN1>. Pursuant to the Lease, River Fuel acquires nuclear fuel and leases such nuclear fuel to Entergy Louisiana for use at its Waterford 3 nuclear generating unit. Under the terms of the Lease, Entergy Louisiana is required to make rental payments in such amounts as are necessary for River Fuel to meet its debt service requirements and other expenses.

           River Fuel finances the acquisition of nuclear fuel through (a) bank credit facilities which contemplate revolving credit borrowings and/or the issuance of commercial paper supported by irrevocable direct-pay letters of credit; and (b) the issuance and sale of intermediate term secured notes to institutional investors. In compliance with the terms of the Existing Orders, and as specifically authorized in HCAR 27087 (referred to above), River Fuel entered into an Amended and Restated Credit Agreement, dated as of November 19, 1999 (the "1999 Credit Agreement"), with The Bank of New York, as agent, and various other Lenders thereunder.

          River Fuel is currently in discussions with The Bank of New York concerning the execution of a new credit agreement which will replace (and extend the term of) the 1999 Credit Agreement. Due to changes in the credit markets that have occurred since the execution of the 1999 Credit Agreement, The Bank of New York, together with certain additional proposed lenders, are requiring certain adjustments in the interest rates and fees payable by River Fuel thereunder.

           Under the terms of the Existing Orders, River Fuel is authorized to pay interest under the 1999 Credit Agreement as follows: (1) in the case of base rate borrowings, a maximum rate of interest equal to the higher of (a) the prime rate in effect on the date of such borrowing, and (b) the sum of 1% per annum and the Federal Funds Rate in effect on the date of such borrowing; and (2) in the case of borrowings based on the London Interbank Offered Rate ("LIBOR"), a maximum rate of interest equal to 2% per annum in excess of LIBOR.

           In addition, under the terms of the Existing Orders, River Fuel is authorized to pay the following maximum fees under the 1999 Credit Agreement: (1) a maximum letter of credit fee of 1% per annum on the average aggregate face amount of commercial paper outstanding during each quarter that Entergy Louisiana's senior debt is investment grade, and 1-7/8% per annum on the average aggregate face amount of commercial paper outstanding during each quarter that Entergy Louisiana's senior debt is not investment grade; (2) a maximum commitment fee of 1/4 of 1% per annum on the difference between the maximum commitment under the 1999 Credit Agreement and the average daily amount of commercial paper and revolving credit loans outstanding thereunder during each quarter; and (3) a maximum administrative fee of $10,000 per annum.

          In connection with the execution by River Fuel of a new credit agreement, it is now proposed that loans under River Fuel's new credit agreement (or any successor credit agreement) bear interest at rates not in excess of those rates generally obtainable at the time for loans having the same or reasonably similar maturities, obtained by companies of the same or reasonably comparable credit quality and having reasonably similar terms, conditions and features.

           In addition, it is also now proposed that River Fuel pay maximum fees under the new credit agreement (or any successor credit agreement) as follows: (1) a maximum letter of credit fee of 5% per annum on the average aggregate face amount of commercial paper outstanding during each quarter, with the specific amount of such fee to be determined based upon Entergy Louisiana's senior debt rating; (2) a maximum commitment fee of 2% per annum on the difference between the maximum commitment under the new credit agreement and the average daily amount of commercial paper and revolving credit loans outstanding thereunder during each quarter; (3) a maximum administrative fee of $50,000 per annum; and (4) maximum one time closing fees of $1,500,000, consisting of up-front fees, arrangement fees, administrative agency fees and such other closing fees as are customary in connection with similar credit agreements.

           Except as stated above, all of the other terms and conditions of the Existing Orders will remain unchanged.

           Under the terms of the Lease, River Fuel may not enter into any successor credit agreement without the consent of Entergy Louisiana. Authorization is herein requested for Entergy Louisiana to consent to the execution by River Fuel of a new credit agreement (and any successor credit agreements) incorporating the terms described herein.

           None of the proceeds to be received by River Fuel from borrowings pursuant to a new credit agreement (or any successor credit agreements) will be used to invest directly or indirectly in an exempt wholesale generator ("EWG") or foreign utility company ("FUCO"), as defined in Sections 32 or 33, respectively, of the Public Utility Holding Company Act of 1935, as amended.

           The proposed transactions are subject to Rule 54. In determining whether to approve the issue or sale of a security by a registered holding company for purposes other than the acquisition of an EWG or FUCO, or other transactions by such registered holding company or its subsidiaries other than with respect to EWGs or FUCOs, the Commission shall not consider the effect of the capitalization or earnings of any subsidiary which is an EWG or FUCO upon the registered holding company system if Rules 53(a), (b) and (c) are satisfied. In that regard, assuming consummation of the transactions proposed in this Amendment, all of the conditions set forth in Rule 53(a) are and will be satisfied and none of the conditions set forth in Rule 53(b) exists or, as a result thereof, will exist.

          The Entergy System's "aggregate investment" in EWGs and FUCOs was approximately 770 million, representing approximately
25.2 of the Entergy System's consolidated retained earnings, as of December 31, 2000. Furthermore, the Entergy System has complied with and will continue to comply with the record keeping requirements of Rule 53(a)(2) concerning affiliated EWGs and FUCOs. In addition, as required by Rule 53(a)(3), no more than 2% of the employees of the Entergy System's domestic public utility subsidiary companies render or will render services to affiliated EWGs and FUCOs. Finally, none of the conditions set forth in Rule 53(b), under which the provisions of Rule 53 would not be available, have been met.

Item 2.        Fees, Commissions and Expenses.

           The fees, commissions and expenses to be paid or incurred by Entergy Louisiana in connection with the transactions proposed herein are estimated not to exceed $150,000, including legal fees estimated not to exceed $120,000, and fees of Entergy Services, Inc. estimated not to exceed $30,000.


Item 3.        Applicable Statutory Provisions.

           Entergy Louisiana believes that its participation in the transactions proposed herein is subject to Sections 9(a) and 10 of the Act and that no other Sections of the Act, including
Sections 6 and 7, are applicable.

Item 4.        Regulatory Approval.

           No state regulatory body or agency and no Federal commission or agency other than this Commission has jurisdiction over the transactions proposed herein.

Item 5.   Procedure.

          Entergy Louisiana hereby requests that the Commission's supplemental order authorizing Entergy Louisiana to consent to the execution by River Fuel of a new credit agreement be entered on or before March 31, 2001.

          Entergy Louisiana hereby waives a recommended decision by a hearing officer or any other responsible officer of the Commission; agrees that the Staff of the Division of Investment Management may assist in the preparation of the Commission's decision; and requests that there be no waiting period between the issuance of the Commission's supplemental order and the date on which it is to become effective.

Item 6.   Exhibits and Financial Statements.

          (a)  Exhibits:

         *B-2       New Credit Agreement.

          F         Opinion of Counsel for Entergy Louisiana

          (b)       Financial Statements:

         The transactions proposed herein do not contemplate an increase in the amount of financing currently authorized by the Commission. Therefore, no financial statements are filed herewith.

*To be filed by Rule 24 Certificate after execution of new Credit
Agreement.

Item 7.        Information as to Environmental Effects.


           (a) As more fully described in Item 1, the proposed transactions subject to the jurisdiction of the Commission relate only to the financing activities of River Fuel, and do not involve a major Federal action having a significant impact on the human environment.

          (b)  Not applicable.

                            SIGNATURE

           Pursuant  to  the requirements of the  Public  Utility
Holding Company Act of 1935, the undersigned company has duly caused this Amendment to be signed on its behalf by the undersigned thereunto duly authorized.


                              ENTERGY LOUISIANA , INC.



                              By:   /s/ Steven C. McNeal
                                Steven C. McNeal
                                Vice President and Treasurer




Dated:  March 21, 2001
_______________________________
<FN1> Entergy  Louisiana is a public utility subsidiary of Entergy
      Corporation, a registered holding company. River Fuel is a non-associate company which was established for the purpose of financing the acquisition of nuclear fuel to be used at Entergy Louisiana's Waterford 3 nuclear generating unit.